PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(To Prospectus dated October 13, 2022)	Registration No. 333- 267696

Up to $4,134,000

WORKSPORT LTD

Shares of Common Stock

This Prospectus Supplement amends and supplements the information in the prospectus, dated October 13, 2022, (the “ATM Prospectus”), relating to the offer and sale of shares of our common stock, par value $0.0001 per share, having an aggregate offering price of up to $4,134,000 pursuant to the terms of that certain At the Market Offering Agreement (the “Sales Agreement”), dated September 30, 2022, with H.C. Wainwright & Co., LLC (“Wainwright”). This Prospectus Supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus, and any future amendments or supplements thereto.

As of November 5, 2024, the aggregate market value of our outstanding common stock held by non-affiliates (“public float”) was approximately $23.2 million based on 28,648,832 shares of outstanding common stock held by non-affiliates as of such date, at a price of 0.81 per share on October 21, 2024, which was the highest closing sale price of our common stock on The Nasdaq Capital Market within 60 days of the filing date of this Prospectus Supplement. During the prior 12 calendar month period that ends on and includes the date of this Prospectus Supplement, we have sold securities with an aggregate market value of $3,600,467 pursuant to General Instruction I.B.6 of Form S-3. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities registered on the registration statement, of which this Prospectus Supplement is a part, in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.

We are filing this Prospectus Supplement to amend the ATM Prospectus to increase the maximum amount of shares that we are eligible to sell pursuant to the Sales Agreement under General Instruction I.B.6. As a result of these limitations, we may currently only offer and sell shares of our common stock having an aggregate offering price of up to $4,134,718 pursuant to the Sales Agreement. Pursuant to this Prospectus Supplement, we are registering the offer and sale of up to $4,134,000 of shares of our common stock. However, in the event that our public float increases or decreases, we may sell securities in public primary offerings on Form S-3 with a value up to one-third of our public float, in each case calculated pursuant to General Instruction I.B.6 and subject to the terms of the Sales Agreement. In the event that our public float increases above $75.0 million, we will no longer be subject to the limits in General Instruction I.B.6 of Form S-3.

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “WKSP.” On November 4, 2024 the last reported sale price of our Common Stock, as reported by Nasdaq was $0.6874 per share.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page 3 of the ATM Prospectus and in the documents incorporated by reference in the ATM Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the ATM Prospectus and accompanying prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is November 5, 2024.